January 13, 2011
VIA ELECTRONIC TRANSMISSION
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
     Re: Grifols, S.A. Registration Statement on Form F-4 File No. 333-168701
Dear Mr. Riedler:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Grifols, S.A. (“Grifols”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-4, File No. 333-168701 (the “Registration Statement”) so that it may become effective at 3:00 PM Eastern Time on Friday, January 14, 2011, or as soon thereafter as practicable.
     Grifols hereby acknowledges that:
     (a) should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Grifols from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and
     (c) Grifols may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Julie M. Allen at Proskauer Rose LLP at (212) 969-3155 with any questions you may have concerning this request. In addition, please notify Ms. Allen when this request for acceleration has been granted.

Respectfully submitted, GRIFOLS, S.A.
By:	/s/ Alfredo Arroyo Guerra
Alfredo Arroyo Guerra
Vice President and Chief Financial Officer
cc:	Scot Foley